Exhibit 5(a)

FOR IMMEDIATE RELEASE




                      VICON FIBER OPTICS CORP. FILES CIVIL
                       ACTION AGAINST FORMER OFFICERS AND
                           FORMER INDEPENDENT AUDITORS


Pelham Manor, New York, January 9, 2002........Vicon Fiber Optics Corp. (OTC
Pink Sheets), announced today that it has recently filed a civil action in the United States District Court, Southern District of New York against Leonard Scrivo (of Tuckahoe, New York), Michael Scrivo (of Yonkers, New York) and Les Wasser (of New City, New York), each a former officer of Vicon, as well as against Sheft Kahn & Company, (with its principal offices in Jericho, New York), Vicon's former independent auditors. The action claims, among other things, that the three former officers misappropriated Vicon funds as well as falsified certain of the Company's books and records. The lawsuit also claims that Sheft Kahn & Company failed, among other things, to perform audits of the Company in accordance with generally accepted auditing standards.

Vicon Fiber Optics Corp. is a manufacturer of fiber optic illuminating systems and components utilized in the dental and medical professions. In addition, Vicon designs and manufactures a line of decorative lamps under its FANTASIA trade name.